March 6, 2015

United States Securities and Exchange Commission
Attn: Pamela Long, Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Gen3Bio, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed February 17, 2015
File No. 333-199963

Dear Ms. Long:

Gen3Bio, Inc. (the “Gen3Bio” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 17, 2015, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	Please add to this risk factor that will not have enough money to implement your business plan if you raise less than the maximum amount of this offering.

Response: We have revised as instructed.

2.

We note your response to comment 1 in our letter dated February 10, 2015. We also note the Form 3 filed by Libra6 Management on February 6, 2015 that discloses that Mr. Scheer may be considered to be a control person or a promoter of Affinity MediaWorks Corp. Please revise to disclose all of the affiliations with public companies that Messrs. Okamoto, Okada, Scheer, Wynn, and Courouble have had and comply, as applicable, with all material requirements of subparagraphs (c) and (d) of Item 404 of Regulation S- K.

Response: Mr. Scheer has affirmatively represented to us that he was only ever a minority non-controlling shareholder of Affinity Mediaworks Corp., and that he was never an officer, director, promoter or control person of it. We have revised to disclose all affiliations with public companies that Messrs. Okamoto, Okada, Scheer, Wynn, and Courouble have had of which we are aware.

In connection with this response, we acknowledge that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and review.

Sincerely,

Gen3Bio, Inc.

/s/ Michael Okada
Michael Okada
Chief Financial Officer